February 3, 2006



Mail Stop 6010
Leonard Foxman
Chief Executive Officer and President
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
Re:	Eagle Test Systems, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed January 23, 2006
	         File No. 333-130521
Dear Mr. Foxman:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary, page 1
1. We note your response to our prior comment 4 from our letter dated
January 11, 2006. Please revise your disclosure here and in the related section on page 43 to clarify against whom you are comparing yourself when you use comparative language. For example, we note your reference to higher test yields, lower cost of test and significant cost savings. Also, if your disclosure is based on unverified customer feedback, please make that basis for your statements clear.
If we fail to maintain adequate internal control, page 11
2. We note your response to comment 8; however, it remains unclear how investors can effectively evaluate your current disclosure regarding controls without disclosure of your recent history with control issues.

Net Revenue, page 33
3. We note your response to comment 12; however, it remains
unclear
why it is appropriate for your disclosure solely to attribute your results to an industry downturn if you do not know whether the downturn affected you proportionately or caused potential customers to prefer your competitors` products.
Income taxes, page 34
4. We reissue prior comment 14, which sought disclosure that is clear
to investors who may not be tax experts.
Business, page 41
5. We reissue comment 15 which sought disclosure in your
prospectus.
Director Compensation, page 56
6. We reissue comment 17. Your disclosure on pages 57 and 59 continues to provide conflicting information regarding the pricing of the options.
Compensation Table, page 57
7. We note that the previous version of your filing reported over $24,000 of additional compensation paid to Mr. Weimer. Please tell us how this compensation can be excluded from the table under the formula cited in the footnote designated by an asterisk.
8. Please expand your response to comment 19 to tell us (1) the facts
that led you to believe that the individuals should be included in the table previously and (2) how your analysis of those facts has changed.
Employee Stock Ownership Plan, page 61
9. Please disclose the substance of the second paragraph of your response to comment 28.
Certain Relationships and Related Transactions, page 63
10. Please revise your disclosure so that the purpose of the structure of these transactions is clear. For example, we note the second sentence of the second paragraph to your response to prior comment 9 and the third paragraph of that response. From your revise disclosure, investors should understand the purpose of the transactions, including:
* why the senior subordinated convertible notes were structured to convert into both senior subordinated notes and penny warrants,
* why the warrants will be immediately exercised, and
* how a structure permitting a return of capital facilitates tax planning.
11. We note your response to our comment 23.  Please cite to us the
exhibit that amends your agreement with TA Associates regarding your
indemnification for "diminutions in value ....relating to their status as a security holder."
12. We note your response to comment 25. However, given the definition of material contract in Regulation S-K Item 601(b)(10), it appears that both the agreement and its amendment must be filed as exhibits.
13. We note your response to our comment 26 regarding payments received from Pacific Support Group. Please clarify, if true, that the source of funds for all payments from Pacific Support Group came from the company in prior years.
14. We note the disclosure added at the end of the "Stockholders Agreement" section. Please expand your disclosure in response to Regulation S-K Item 511 to provide the separate line item required by the second sentence of the instruction to that Item.
Principal and Selling Stockholders, page 66
15. We note your response to our comments 27 and 28. Please disclose in the footnotes how the voting and investment control is allocated for shares held by your Employee Stock Ownership Plan and how such control would change after the offering.
Experts, page 79
16. Please ensure that the consent of Valuation Research matches your disclosure in this section, including consent to your reference to the report and your use of "any statements contained in such report."
Exhibit 5.1
17. The opinion that you file should not make conclusions regarding governing law like the third paragraph in the draft provided.
18. The opinion that you file should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note that the draft that you provided assumes that when the shares "have been duly issued..." they will be "validly issued..."
19. We note the assumption regarding the filing of the certificate of incorporation in Delaware. It is unclear why that filing will not be complete before the effectiveness of the registration statement. Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617
with
any other questions.

      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	John R. LeClaire, Esq.
      Martin Carmichael III, Esq.
      Michael Turner, Esq.